Exhibit 3.1

ARTICLES OF AMENDMENT

WESTERN CAPITAL RESOURCES, INC.

The Undersigned, Chief Executive Officer of Western Capital Resources, Inc., a Minnesota corporation, hereby certifies that the following Articles of Amendment have been duly adopted by the corporation’s Board of Directors, pursuant to the provisions of the Minnesota Business Corporation Act:

1.            The name of the corporation is: Western Capital Resources, Inc.

2.            Article III of the corporation’s Amended and Restated Articles of Incorporation, as amended, is amended to read in its entirety as follows:

A.	The corporation is authorized to issue 12,500,000 shares of capital stock, each having no par value per share (unless, in the case of a certificate of designation setting out the rights, preferences and privileges of any preferred stock, otherwise designated by the Board of Directors). Each share of the corporation’s common stock shall be entitled to one vote on all matters requiring a vote of the corporation’s shareholders. Unless otherwise specifically so designated upon issuance, all shares of capital issued by the corporation shall be common stock.

B.	In addition to any and all powers conferred upon the corporation’s Board of Directors by the laws of the State of Minnesota, the Board of Directors shall have the authority to establish by resolution more than one class or series of capital stock, common or preferred, and to fix the relative rights, restrictions and preferences of any such different classes or series, and to issue shares of a class or series to another class or series to effectuate share dividends, splits or conversions of the corporation’s outstanding shares.

C.	The Board of Directors shall also have the authority to issue rights to convert any of the corporation’s securities into shares of stock of any permitted class or classes, the authority to issue options to purchase or subscribe for shares of stock of any permitted class or classes, and the authority to issue share-purchase or subscription warrants or any other evidence of such option rights which set forth the terms, provisions and conditions thereof, including the price or prices at which such shares may be subscribed for or purchased. Such options, warrants and rights may be transferable or non-transferable and separable or inseparable from the corporation’s other securities. The Board of Directors is authorized to fix the terms, provisions and conditions of such options, warrants and rights, including the conversion basis or bases and the option price or prices at which shares may be subscribed for or purchased.

D.	No shareholder of the corporation shall have any preemptive rights.

E.	No shareholder of the corporation shall have any cumulative-voting rights.

3.           This amendment is a result of the corporation’s 1-for-20 stock combination declared by the corporation’s Board of Directors to be effective to the holders of the corporation’s capital stock, no par value per share, of record as of the open of business on June 23, 2014.

4.           This amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series, and will not result in a percentage of authorized shares of any class or series that remains unissued after the combination that exceeds the percentage of authorized shares of that class or series that were unissued before the combination.

5.           This amendment has been adopted pursuant to Chapter 302A of the Minnesota Statutes, also called the Minnesota Business Corporation Act.

6.           This amendment shall be effective as of the open of business on June 23, 2014.

In Witness Whereof, the undersigned has hereunto set his hand on this 20th day of June, 2014.

WESTERN CAPITAL RESOURCES, INC.

/s/ John Quandahl
John Quandahl
Chief Executive Officer

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